Qell Acquisition Corp.
505 Montgomery Street, Suite 1100
San Francisco, California 94111

September 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer O’Brien and Mr. Ethan Horowitz

Re:	Qell Acquisition Corp.
Acceleration Request for Registration Statement on Form S-1
File No. 333-248765

Requested Date:	September 29, 2020
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Ms. O’Brien and Mr. Horowitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Qell Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 29, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Heidi Mayon at (650) 752-3227. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Heidi Mayon, by email at HMayon@goodwinlaw.com.

[Remainder of page left intentionally blank]

If you have any questions regarding this request, please contact Heidi Mayon of Goodwin Procter LLP at (650) 752-3227.

Sincerely,

Qell Acquisition Corp.

/s/ Barry Engle
Barry Engle
Chief Executive Officer

cc:	Heidi Mayon, , Esq., Goodwin Procter LLP